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                                                                       Exhibit 6

GAMETECH INTERNATIONAL, INC. ANNOUNCES ACQUISITION OF BINGO TECHNOLOGIES CORPORATION


         Tempe, Arizona--February 8, 1999--GameTech International, Inc. (Nasdaq:
GMTC) announced today that it completed the acquisition of all of the outstanding capital stock of Bingo Technologies Corporation, a privately-held company specializing in electronic bingo systems, pursuant to a Stock Purchase Agreement with the stockholders of Bingo Technologies.

         Under the terms of the Stock Purchase Agreement, GameTech issued 1,866,938 shares of Common Stock and paid an aggregate of $8,817,994 in cash and $4,624,333 in unsecured promissory notes as consideration for the sale of all outstanding stock of Bingo Technologies. Of these amounts, $1,952,211 and 373,387 shares were placed into escrow to secure certain indemnification obligations of the Bingo Technologies shareholders. In addition, GameTech entered into executive employment agreements and noncompetition agreements with Gerald Novotny, Keith Novotny and John Larsen, the Chairman and Chief Executive Officer, Chief Operating Officer and President, respectively, of Bingo Technologies. Gerald Novotny, Keith Novotny and John Larsen have also joined the Board of Directors of GameTech.

         The acquisition of Bingo Technologies further expands GameTech's presence in the electronic bingo market and will facilitate development and expansion into new market areas. In addition, the acquisition builds on the foundation of GameTech's core strengths of leadership in portable and fixed unit electronic bingo products by adding complementary products that will allow GameTech to offer one of the most complete and fully integrated product lines in the industry.

         GameTech Chairman of the Board, Richard T. Fedor, stated "With today's news, GameTech further demonstrates its vision and commitment to deliver world-class electronic bingo systems and solutions to the marketplace. GameTech is in a prime position to provide a full range of products to our customers coupled with our ongoing commitment to service excellence."

         "I believe that Bingo Technologies and GameTech represent an excellent fit in terms of products, markets and infrastructure," said Gerald R. Novotny, Chairman and Chief Executive Officer of Bingo Technologies. "The combination should enable one of the most comprehensive ranges of electronic bingo products to be made available to Bingo Technologies' and GameTech's customers in all markets."

         GameTech International, Inc. is a publicly traded corporation involved in the design, development, marketing and distribution of interactive gaming systems. Corporate headquarters are located at 2209 West 1st St., Suite 113, Tempe, Arizona 85281.

         The above news release contains forward-looking statements regarding the impact of the acquisition on GameTech's business, future market demand and acceptance of GameTech's products and development of new business and products of the combined company which involve risks and uncertainties. GameTech's actual results may vary materially from the results discussed in the forward-looking statements. Factors that may cause such a difference include those risks surrounding timely development, production and continued and increased market acceptance of the combined


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company's products, GameTech's ability to successfully combine the operations of the two companies, the ability of the combined company to compete in the highly competitive marketplace and the other risks detailed from time to time in GameTech's periodic reports with the Securities and Exchange Commission.

CONTACT:    Todd S. Myhre, CEO of GameTech International
            Tel:    (602) 804-1101
            Fax:    (602) 804-1403